FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields announces Form 20-F filing

Johannesburg, December 7, 2007. Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) today announced that it has filed its annual report on Form 20-F for the year ended 30 June 2007 with the U.S. Securities and Exchange Commission. The document can be accessed on the Gold Fields website:

www.goldfields.co.za

Gold Fields shareholders (including holders of Gold Fields American Depositary shares) may also receive hard copies of the Form 20-F Annual Report, free of charge, upon request. For a copy of the report, requests should be directed to Francie Whitley, tel: +2711 644-2505 or email franciew@goldfields.co.za.

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 4.0 million ounces per annum, mineral reserves of 94 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

- ends -

Enquiries:

Willie Jacobsz
tel: +27 11 644-2460

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], N J Holland[†] (Chief Financial Officer), G Marcus,
J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, C I von Christierson
[†]British, [#]Ghanaian,
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 07 December 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs